

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 16, 2016

David Evans
President
Pacman Media Inc.
483 Green Lanes
London
N134BS
England, U.K

> **Re:** **Pacman Media Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed May 3, 2016**
> **File No. 333-202771**

Dear Mr. Evans:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Exhibit 23.1

1. Please include current consents from both David Lee Hillary, Jr., CPA and Gillespie & Associates, PLLC relating to their audit reports included in your filing.

        You may contact Laura Veator, Staff Accountant, at (202) 551-3716, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3457, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                                Sincerely,

                                                /s/ Maryse Mills-Apenteng

                                                Maryse Mills-Apenteng
                                                Special Counsel
                                                Office of Information Technologies
                                                and Services

cc: Jill Arlene Robbins, Esq.
        Jill Arlene Robbins, P.A.